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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                            FIBREBOARD CORPORATION
                           (NAME OF SUBJECT COMPANY)

                               ----------------

                                 SIERRA CORP.
                         A WHOLLY OWNED SUBSIDIARY OF

                                 OWENS CORNING
                                   (BIDDERS)

                               ----------------

                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   315712109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                               ----------------

                             CHRISTIAN L. CAMPBELL
             SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                 OWENS CORNING
                           ONE OWENS CORNING PARKWAY
                              TOLEDO, OHIO 43659

         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO
                                SIDLEY & AUSTIN
                           ONE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60603
                                (312) 853-7000
                            ATTENTION: PAUL L. CHOI
                                       PRAN JHA

                               ----------------

                           CALCULATION OF FILING FEE

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
           TRANSACTION VALUATION*                           AMOUNT OF FILING FEE
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
                $511,737,600                                      $102,348
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
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*  For the purpose of calculating the fee only, this amount assumes the purchase of 9,304,320 shares of Common Stock of Fibreboard Corporation at $55.00 per share. Such number of shares includes all outstanding shares as of May 22, 1997, and assumes the exercise of all stock options to purchase shares of Common Stock issued by Fibreboard Corporation which were outstanding as of May 27, 1997.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:                FILING PARTY:

FORM OR REGISTRATION NO.:              DATE FILED:

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

  This Statement relates to a tender offer by Sierra Corp., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of Owens Corning, a Delaware corporation (the "Parent"), to purchase all outstanding shares of common stock, par value $.01 per share, of Fibreboard Corporation, a Delaware corporation (the "Company"), including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of August 25, 1988, as amended, between the Company and The First National Bank of Boston, as successor Rights Agent (collectively, the "Shares"), at a purchase price of $55.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 30, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereof, respectively, and which are incorporated herein by reference.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Fibreboard Corporation. The address of the principal executive offices of the Company is set forth in Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase and is incorporated herein by reference.

  (b) The exact title of the class of equity securities being sought in the Offer is the Common Stock, par value $.01 per share, including the associated Rights, of the Company. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a) through (d), (g): The information set forth in the Introduction and
Section 9 ("Certain Information Concerning the Parent and the Offeror") of the Offer to Purchase, and in Annex I thereto, is incorporated herein by reference.

  (e) and (f): Neither the Offeror nor the Parent nor, to the best of their knowledge, any of the persons listed in Annex I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) None.

  (b) The information set forth in the Introduction and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) and (b): The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

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

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a) through (e): The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

  (f) and (g): The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) and (b): The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Parent and the Offeror") and Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and
Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the Introduction and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 9 ("Certain Information Concerning the Parent and the Offeror") of the Offer to Purchase is incorporated herein by reference.

  The incorporation by reference herein of the above-mentioned financial information does not constitute an admission that such information is material to a decision by a security holder of the Company as whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

  (a) Not applicable.

  (b) and (c) The information set forth in Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

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ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1) Offer to Purchase, dated May 30, 1997.

  (a)(2) Letter of Transmittal.

  (a)(3) Letter from Merrill Lynch & Co., as Dealer Manager, to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(4) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

  (a)(5) Notice of Guaranteed Delivery.

  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7) Summary Announcement, dated May 30, 1997.

  (a)(8) Press Release issued by the Parent and the Company on May 28, 1997.

  (a)(9) Press Release issued by the Parent on May 30, 1997.

  (b)(1) Commitment Letter, dated as of May 16, 1997, among Credit Suisse First Boston, as administrative agent, and Parent.

  (c)(1) Agreement and Plan of Merger, dated as of May 27, 1997, among Parent, the Offeror and the Company.

  (c)(2) Confidentiality Agreement, dated as of April 23, 1997, among Parent and the Company is incorporated by reference to the Schedule 14D-9 of Fibreboard Corporation filed on May 30, 1997.

  (d) None.

  (e) Not applicable.

  (f) None.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Owens Corning

                                                  /s/ David W. Devonshire
                                          By: _________________________________
                                            Name: David W. Devonshire
                                            Title:Senior Vice President and
                                                 Chief Financial Officer

                                          Sierra Corp.

                                                  /s/ Christian L. Campbell
                                          By: _________________________________
                                            Name: Christian L. Campbell
                                            Title: President

Dated: May 30, 1997

                                       5